Filed by: Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No.: 333-258691

The following communication is an article based on an interview with the CEO of SES Holdings Pte. Ltd. (the target company in the proposed business combination with Ivanhoe Capital Acquisition Corp.), conducted by IPO Edge, available online at https://ipo-edge.com/li-metal-battery-leader-ride-the-ev-revolution-with-ses-holding/ and additionally reposted to social media via Twitter: https://twitter.com/IPOEdge/status/1486353234210041860?s=20, Instagram: https://www.instagram.com/p/CZM318eLJoo/?utm_source=ig_web_copy_link, and LinkedIn: https://www.linkedin.com/feed/update/urn:li:activity:6892153150321549312.

Li-Metal Battery Leader: Ride the EV Revolution with SES Holdings

▪	Leading Li-Metal battery manufacturer SES Holdings going public via SPAC merger

▪	SES merging with Ivanhoe Capital Acquisition Corp. (NYSE: IVAN)

▪	SES partnered with Honda, General Motors and Hyundai in joint development agreements

▪	PIPE investors include Honda, General Motors, Hyundai, Geely, Temasek and Foxconn

▪	SES’s hybrid batteries appeal to automakers because they can be customized for luxury or economy vehicles

▪	Expects revenue to grow to $7 billion by 2028 with positive Ebitda in 2026

▪	Already raised $270 million and developed tech over a decade since being founded in 2012

▪	Priced at a conservative 0.5 times 2027 sales, sharply below Tesla, QuantumScape, Plug Power

▪	Secured access to critical materials and may benefit from ties to Ivanhoe Mines Ltd.

▪	AI-based platform should help ensure safest possible batteries

▪	Led by accomplished physicist Dr. Qichao Hu who oversaw technology from day one

By John Jannarone

It is no secret that the world needs a steady supply of next-generation batteries to support the electric vehicle revolution. One manufacturer stands apart from the pack – and should reward investors who get plugged in.

Meet SES Holdings, which is merging with special purpose acquisition company (SPAC) Ivanhoe Capital Acquisition Corp. (NYSE: IVAN). Investors who buy IVAN shares now will see them automatically convert to shares in the renamed “SES AI Corporation” shortly after a shareholder meeting scheduled for February 1.

To appreciate the SES opportunity, investors first should understand the evolution of EV batteries. At the moment, the typical battery lacks the energy density, size and affordability required to meet the needs of the next generation of EVs. And while there is some buzz around solid-state batteries, they have yet to be proven at scale.

But after a full decade of work and $270 million of capital raised, SES Founder and CEO Qichao Hu has created an industry leader that’s years ahead of the competition. Perhaps the best proof of SES’s superior technology is its ability to attract major auto manufacturers as partners: Most recently it announced a joint development agreement with Japan’s Honda which follows similar deals with South Korea’s Hyundai and General Motors. (Those three are also among six automakers in the company’s private placement known as a PIPE).

How far along in development is SES? In industry parlance, SES is at the “A-sample” stage of development – something no other company has achieved with Li-Metal batteries. That puts SES on course to begin basic production next year at a 1 GWh Pilot Facility followed by full-scale production in 2025 at its 30 GWh Expansion Facility.

SES has other unique attributes that have surely attracted partners and investors. One factor is SES’s ability to deliver range of different batteries depending on the vehicle type. That is key for major automakers that offer both luxury and economy vehicles.

For instance, GM’s Cadillac may want to maximize the range of its EVs even if the batteries are somewhat expensive. But SES can also deliver batteries to GM’s Chevrolet division that offer decent distance capacity but are considerably cheaper.

Another critical factor is SES’s strategy for ensuring safety. A number of EV companies have been forced to make disastrous recalls after incidents where batteries caught on fire. But SES has a proprietary software and manufacturing platform called Avatar that promises to reduce risk to an infinitesimally small level – potentially to zero.

Here’s how it works: With the help of AI and special sensors installed in batteries, SES is able to gather real-time information from equipment as it’s actually being used. That data can be used to flag risks in individual batteries, allowing consumers to swap them out for new ones before an accident ever happens.

But there’s even more to Avatar. In years ahead, the company will constantly collect data from batteries as they are used. That will create a treasure trove of information that can be used to inform decisions about making even safer batteries over time.

SES also has a major advantage when it comes to its supply of key – often scarce – materials. For instance, Lithium anode foil is notoriously expensive and difficult to secure. But SES has partners with five different suppliers who have committed to long-term production commitments.

SES has similarly locked in a steady supply of salt, a key component of battery electrolytes. It also has an exclusive supply agreement with Entek Membranes, a leader in separator technology.

The company may also benefit from its ties to the SPAC itself. The SPAC’s relative is the eponymous Ivanhoe Mines, a Canadian mining company with operations in Africa. That connection provides expertise around supply management and potentially access to important battery component metals.

Investors should also have great confidence in Dr. Hu and his senior management team. Dr. Hu, who earned a PhD in Applied Physics from Harvard and a BS in Physics from MIT, personally oversaw the technology from the very beginning. President and COO Rohit Makharia spent 18 years at GM, where he led battery cell development. That stands in stark contrast to inexperienced executives some other SPAC companies that have disappointed investors.

In addition to automakers, SES boasts a world-class list of partners and investors. Those include Temasek, the highly-sophisticated investment arm of the Singapore government along with powerful companies such as Koch and Foxconn.

Turning to financials, SES is on an impressive trajectory. The company forecasts revenue will rise from $100 million in 2024 to $7 billion in 2028. SES expects modestly negative Ebitda as it ramps up production but to swing to profit in 2026.

SES is priced conservatively at 0.5 times 2027 sales. By comparison, Tesla trades at 8.1 times 2025 sales, according to Sentieo, an AI-enabled research platform. Plug Power Inc, meanwhile, trades at 2.5 times 2025 sales and QuantumScape Corp commands a remarkable 140x multiple.

Of course, investors will need to wait a couple of years to see the company begin delivering big financial news. But based on its recent continued success with clients and partners, investors should not be surprised to see SES linking up with more top-notch players – particularly automakers that need next generation batteries – in the near future. Smart investors should get charged up about SES before more of the world takes notice.

Contact:

IPO Edge

John Jannarone

Editor-in-Chief

www.IPO-Edge.com

editor@ipo-edge.com

About SES

SES is a global leader in development and initial production of high-performance Li-Metal rechargeable batteries for electric vehicles (EVs) and other applications. Founded in 2012, SES is an integrated Li-Metal battery manufacturer with strong capabilities in material, cell, module, AI-powered safety algorithms and recycling. Formerly known as SolidEnergy Systems, SES is headquartered in Boston and has operations in Singapore, Shanghai, and Seoul. To learn more about SES, please visit: ses.ai/investors/

About Ivanhoe Capital Acquisition Corp.

Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Ivanhoe was formed to seek a target in industries related to the paradigm shift away from fossil fuels towards the electrification of industry and society. To learn more about Ivanhoe, please visit: ivanhoecapitalacquisition.com

Forward-looking statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the business combination and the related PIPE financing, the timing of the business combination, the Extraordinary General Meeting of Ivanhoe’s shareholders and the Special Meeting of Ivanhoe’s warrant holders, statements regarding the development and commercialization of SES’s products, including in connection with Joint Development Agreements, the amount of capital and other benefits to be provided by the business combination and the related PIPE financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K filed with the SEC on March 31, 2021 and in Ivanhoe’s proxy statement/prospectus relating to the proposed business combination, filed with the SEC on January 7, 2022, including those under “Risk Factors” therein, and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

This communication relates to the proposed business combination between Ivanhoe and SES. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Ivanhoe's shareholders (the “Definitive Proxy Statement”). The Definitive Proxy Statement has been sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the registration statement, the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in the Definitive Proxy Statement and Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Definitive Proxy Statement, and any changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.